EXHIBIT 99.1

Caledonia Mining Corporation Plc: Results for the quarter and nine months ended September 30, 2024

ST HELIER, Jersey, Nov. 11, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or “the Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces its operating and financial results for the quarter and the nine months ended September 30, 2024 (the "Quarter" and "nine months" respectively).  Further information on the financial and operating results for both can be found in the management discussion and analysis ("MD&A") and the unaudited financial statements, which are available on the Company's website and are being filed on SEDAR+ and EDGAR.

Financial and Corporate Highlights

  Revenues in the Quarter of $46.9 million; nine months’ revenue of $135.5 million.
  Gross profit in the Quarter of $19.3 million increased from $14.1 million in the third quarter of 2023 (the “comparable quarter" or “Q3 2023”) due to the higher gold price and lower costs of the Bilboes oxide mine.
  Consolidated on-mine cost per ounce for the Quarter of $1,056 (Q3 2023: $928). The increase was mainly due to lower ounces sold and higher production costs at Blanket.
  The group’s all-in sustaining cost ("AISC") for the Quarter was $1,501 per ounce (Q3 2023: $1,268 per ounce), the increase being due to lower ounces sold, higher on-mine costs (primarily labour and electricity) and increased cash-settled share-based payment expenses in the Quarter due to the increase in Caledonia's share price.
  Basic IFRS earnings per share ("EPS") for the Quarter of 12.0 cents (Q3 2023: 24.1 cents).
  Adjusted EPS1 for the Quarter of 26.2 cents (Q3 2023: 29.9 cents).
  Net cash from operating activities in the Quarter was $4.6 million, lower than the $14.5 million earned in the comparable quarter due to lower operating profits, increased realised foreign exchange losses due to the devaluation of the Zimbabwean currency (“ZiG”), increased tax payments due to timing of payments, and increased working capital due to accelerating spend on inventory levels during the Quarter to support preventative maintenance initiatives and reduce potential production delays. Operating cashflow in the Quarter before working capital movements was $16.2 million (Q3 2023: $16.3 million).
  A further dividend of 14 cents per share has been declared on November 11, 2024 and will be paid on December 6, 2024. To streamline the administration relating to board processes, and as previously announced, dividends are now expected to be approved at the same time as the publication of quarterly results.

Operational Summary

  Regrettably, a fatality occurred on September 21, 2024 as a result of a rock fall while a Blanket mine employee was performing support drilling activities in a decline area. Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to reinforce adherence to prescribed safety procedures.
  Quarterly gold production of 18,992 ounces was lower than the 21,772 ounces produced in the comparable quarter (which established a new production record) due to lower grade and reduced metallurgical recoveries.
  Gold produced in the nine months was 56,815 ounces (nine months 2023: 55,244 ounces) at Blanket.
  Caledonia reiterates gold production guidance for 2024 of between 74,000 and 78,000 ounces2 at Blanket.
  On-mine cost guidance for 2024 at Blanket has increased to between $950 and $1,050 per ounce from the previous guidance of $870 to $970 per ounce due to higher labour and electricity costs. Management is pursuing initiatives to achieve cost reductions in both of these areas.
  A conditional sale agreement to sell the company which owns the 12.2MWac solar plant for $22.35 million, payable in cash, was signed on September 30, 2024. Upon completion of the sale, Caledonia will realise a profit on the $14.3 million construction cost while Blanket will retain the exclusive supply of energy.
  $2.3 million increase in inventory levels during the Quarter to support preventative maintenance initiatives and reduce potential production delays. $2.7 million planned in the last quarter of 2024.
  Caledonia has published encouraging results from its recent exploration programme at Motapa, which comprised deeper drilling below historic open pits and shallower drilling in a new target area.

Strategy and Outlook: increased focus on growth opportunities

The immediate strategic focus is to:

  Maintain production at Blanket at the targeted range of 74,000 to 78,000 ounces for 2024 and at a similar level for 2025;
  Complete the Caledonia feasibility study on the Bilboes sulphide project (expected first quarter of 2025); progress development funding solutions; commence development of the sulphide project; and
  Continue with exploration activities at Motapa.

Commenting on the announcement, Mark Learmonth, Chief Executive Officer, said:

“I am pleased to report that production for the Quarter was in line with expectations and we remain on track to meet our production guidance for the year.

“Regrettably, during the Quarter we had a fatality at Blanket. I would like to extend our condolences to the family and friends of the deceased. We remain committed to improving our safety performance and delivering a zero-harm environment.

“We continue to explore ways to reduce on-mine costs at Blanket – particularly the cost of electricity and labour where several initiatives are being implemented and further measures are under consideration.

“In parallel, we continue to carefully manage our cashflows and working capital, albeit we have made the strategic decision to accelerate investment in inventory levels during the Quarter to support preventative maintenance initiatives and reduce potential production delays. This investment would have previously been scheduled for 2025. Our cash reserves have also been negatively impacted by the currency devaluation in Zimbabwe during the Quarter.

“During the Quarter, Caledonia announced the signing of a conditional sale agreement to sell the subsidiary that owns the 12.2MWac solar plant which supplies power to Blanket for $22.35 million. Completion of the sale will return capital to Caledonia at a key moment in the Company's growth trajectory while retaining the exclusive energy offtake, ensuring approximately 20% of Blanket’s daily electricity requirement continues to be met by renewable power.

“Blanket remains a solid foundation for our growth profile in Zimbabwe; our exploration activities at both Blanket and Motapa continue to deliver encouraging results, playing to our future growth ambitions.

“We continue to progress the revised feasibility study for the Bilboes sulphide project with a focus on capital allocation and expect to complete this in the first quarter of 2025. We are also making encouraging progress towards identifying and implementing a funding structure for Bilboes with the objective of minimising equity dilution and optimising the uplift in net present value per Caledonia share. We are excited by this opportunity to evolve our business and expand our production profile, which we believe will generate significant long term shareholder value.”

Caledonia will host an online presentation and Q&A session open to all investors on 11 November at 14.00 London Time

You are invited to a Zoom webinar.

When: Nov 11, 2024 02:00 PM London

Topic: Q3 2024 Results call for Investors

Register in advance for this webinar:

https://caledoniamining.zoom.us/webinar/register/WN_ZHTT-Ji5RDylrtSaSYE0fA

After registering, you will receive a confirmation email containing information about joining the webinar.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Panmure Liberum Limited (Joint Broker) Scott Mathieson Matt Hogg	Tel: +44 20 3100 2000
Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a "Qualified Person" as defined by each of (i) the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

Note:

This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking information”) that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production and cost guidance, estimates of future/targeted production rates, our plans and timing regarding further exploration and drilling and development at Motapa, the development of the Bilboes Sulphide Project, the continuation of dividend payments, the currency devaluation in Zimbabwe, and our plans and timing regarding the completion of the sale of the 12.2MWac solar plant. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking information. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Condensed Consolidated Statements of profit or loss and Other comprehensive income (Unaudited)
($’000’s)
	3 months ended September 30		9 months ended September 30
	2024	2023	2024	2023
Revenue	46,868	41,187	135,503	107,653
Royalty	(2,422)	(2,207)	(6,831)	(5,650)
Production costs	(21,085)	(20,452)	(60,505)	(61,028)
Depreciation	(4,048)	(4,385)	(12,106)	(10,049)
Gross profit	19,313	14,143	56,061	30,926
Net foreign exchange loss	(3,129)	(257)	(9,282)	(2,334)
Administrative expenses	(3,954)	(2,889)	(10,229)	(11,890)
Net derivative financial instrument expenses	(20)	(102)	(496)	(590)
Equity-settled share-based expense	(279)	(233)	(785)	(564)
Cash-settled share-based expense	(422)	(27)	(479)	(298)
Other expenses	(2,814)	(701)	(4,078)	(2,800)
Other income	16	62	365	127
Operating profit	8,711	9,996	31,077	12,577
Net finance costs	(824)	(508)	(2,344)	(2,332)
Profit before tax	7,887	9,488	28,733	10,245
Tax expense	(4,600)	(3,777)	(12,281)	(8,552)
Profit for the period	3,287	5,711	16,452	1,693

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	629	(79)	663	(778)
Total comprehensive income for the period	3,916	5,632	17,115	915

Profit (loss) attributable to:
Owners of the Company	2,267	4,506	12,827	(1,036)
Non-controlling interests	1,020	1,205	3,625	2,729
Profit for the period	3,287	5,711	16,452	1,693

Total comprehensive income attributable to:
Owners of the Company	2,896	4,427	13,490	(1,814)
Non-controlling interests	1,020	1,205	3,625	2,729
Total comprehensive income for the period	3,916	5,632	17,115	915

Earnings (loss) per share (cents)
Basic	12.0	24.1	65.5	(6.8)
Diluted	12.0	24.0	65.5	(6.8)
Adjusted earnings per share (cents)
Basic	26.2	29.9	84.9	6.0
Dividends paid per share (cents)	14.0	14.0	42.0	56.0

Summarised Consolidated Statements of Financial Position (Unaudited)
($’000’s)	As at	Sep-30	Dec-31
		2024	2023
Total non-current assets		279,803	274,074
Income tax receivable		70	1,120
Inventories		22,732	20,304
Derivative financial assets		-	88
Trade and other receivables		9,651	9,952
Prepayments		6,717	2,538
Cash and cash equivalents		7,204	6,708
Assets held for sale		13,483	13,519
Total assets		339,660	328,303
Total non-current liabilities		26,307	23,978
Cash-settled share-based payments - short term portion		1,081	920
Income tax payable		2,244	10
Lease liabilities – short term portion		94	167
Loan notes – short term portion		855	665
Trade and other payables		22,278	20,503
Overdraft and term loans		14,839	17,740
Liabilities associated with assets held for sale		98	128
Total liabilities		67,796	64,111
Total equity		271,864	264,192
Total equity and liabilities		339,660	328,303

Condensed Consolidated Statements of Cash Flows (Unaudited)
($’000’s)
	3 months ended September 30		9 months ended September 30
	2024	2023	2024	2023

Cash inflow from operations	11,407	16,963	38,930	17,629
Interest received	7	21	16	30
Finance costs paid	(781)	(331)	(2,064)	(1,762)
Tax paid	(6,042)	(2,158)	(8,318)	(4,504)
Net cash inflow from operating activities	4,591	14,495	28,564	11,393

Cash flows used in investing activities
Acquisition of property, plant and equipment	(6,751)	(9,573)	(17,389)	(20,175)
Acquisition of exploration and evaluation assets	(245)	(597)	(1,408)	(880)
Acquisition of put options	–	(1)	(408)	(812)
Net cash used in investing activities	(6,996)	(10,171)	(19,205)	(21,867)

Cash flows from financing activities
Dividends paid	(3,430)	(2,801)	(9,062)	(8,118)
Payment of lease liabilities	(39)	(36)	(114)	(108)
Shares issued – equity raise (net of transaction cost)	–	–	–	15,658
Proceeds from long term loans	1	–	2,033	–
Repayments of term loans	(262)	–	(262)	–
Loan notes - Motapa payment	–	(563)	–	(7,250)
Loan notes - solar bond issue receipts (net of transaction cost)	–	–	1,939	7,000
Net cash (used in)/ from financing activities	(3,730)	(3,400)	(5,466)	7,182

Net (decrease) increase in cash and cash equivalents	(6,135)	924	3,893	(3,292)
Effect of exchange rate fluctuations on cash and cash equivalents	(134)	(1,209)	(496)	(1,396)
Net cash and cash equivalents at beginning of the period	(1,366)	(2,907)	(11,032)	1,496
Net cash and cash equivalents at end of the period	(7,635)	(3,192)	(7,635)	(3,192)

1 Adjusted EPS excludes net foreign exchange movements (including the deferred tax effect and the non-controlling interest thereon) and deferred tax. A reconciliation of IFRS EPS to Adjusted EPS is set out in section 10.3 of the MD&A.
2 Refer to technical report "NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe" with effective date December 31, 2023 prepared by Caledonia Mining Corporation Plc and filed by the Company on SEDAR+ (www.sedarplus.ca) on May 15, 2024